SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number   0-23625

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Annuity and Life Re (Holdings), Ltd.

Former name if applicable

Address of principal executive office (Street and number)
Cumberland House, 1 Victoria Street,

City, state and zip code	Hamilton, HM 11, Bermuda

PART II

RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     During 2002, the registrant concluded that it was required to restate its financial statements for the years ended December 31, 2001 and 2000, and for the quarters ended March 31, 2002 and June 30, 2002. Accordingly, on March 21, 2003, the registrant filed its Form 10-K/A-1 for the fiscal year ended December 31, 2001 and its Forms 10-Q/A-1 for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002. The preparation and completion of those amended filings required significant time and effort from the registrant’s management, accounting staff and outside auditors. The registrant therefore requires additional time to finalize its Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The registrant anticipates the filing of its Annual Report on Form 10-K to occur no later than fifteen calendar days following the prescribed due date in accordance with Rule 12b-25, subsection (b)(2)(ii) of the regulations under the Securities Exchange Act of 1934.

PART IV

OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

John F. Burke	(441)	296-7667

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes   ☒ No

     On March 3, 2003, the registrant filed a Current Report on Form 8-K announcing the termination of its annuity reinsurance agreement with The Ohio National Life Insurance Company. The Form 8-K did not include the unaudited pro forma condensed consolidated financial statements required pursuant to Article 11 of Regulation S-X. The registrant intends to file such unaudited pro forma condensed consolidated financial statements as soon as its audited financial statements for the year ended December 31, 2002 are available.

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant expects to report net losses of approximately $103 million and $132 million for the three and twelve month periods ended December 31, 2002, respectively. Such losses are substantially greater than the losses incurred by the registrant during the comparable periods of 2001. A number of significant factors contributed to these expected losses, including adverse mortality experience driven by an unexpected increase in the number and size of reported claims during December 2002 and January 2003, losses incurred in connection with the novation of certain life reinsurance contracts to XL Life and the retrocession back to the registrant of a portion of certain of such contracts, deferred acquisition cost write downs associated with the registrant’s largest annuity reinsurance agreement, losses associated with the termination or recapture of certain of the registrant’s reinsurance agreements and increases in the registrant’s reserves for guarantees associated with variable annuity contracts. In addition, the registrant incurred losses of approximately $9.2 million and $20.2 million for the three and twelve month periods ended December 31, 2002 in connection with the net change in the fair value of the embedded derivatives recognized in certain of its annuity reinsurance agreements pursuant to FAS 133-Accounting for Derivative Instruments and Hedging Activities (net of the related change in the amortization of deferred acquisition costs). The expected losses are subject to change pending the completion of the registrant's financial statements for the year ended December 31, 2002.

Annuity and Life Re (Holdings), Ltd.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2003	By:	/s/ John F. Burke

John F. Burke
Chief Executive Officer and Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1.     This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5.     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.